SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29720; File No. 812-13741]

FQF Trust, et al.; Notice of Application

July 11, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

Summary of Application: Applicants request an order that would permit (a) series of certain open-end management investment companies whose portfolios will consist of the component securities of a securities index to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares.

Applicants: FQF Trust (the "Trust"), FFCM, LLC ("FFCM," and together with any entity controlling, controlled by or under common control with FFCM, "Adviser") and Foreside Fund Services, LLC (the "Distributor").

Filing Dates: The application was filed on December 31, 2009 and amended on January 28, 2010, March 9, 2010, March 29, 2011, June 22, 2011, and July 11, 2011.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 5, 2011 and should be accompanied by proof of service on applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, 250 Congress Street, 5th Floor, Boston, MA 02110.

For Further Information Contact: Marilyn Mann, Special Counsel at (202) 551-6813, or Dalia Osman Blass, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is registered as an open-end management investment company and is organized as a Delaware statutory trust that will offer an unlimited number of series. The Trust initially will offer seven series ("Initial Funds") whose performance will correspond to the price and yield performance, before fees and expenses, of a specified securities index ("Underlying Index").[1]

2.   Applicants request that the order apply to the Initial Funds and any additional series of the Trust and any other existing or future open-end management investment companies or series thereof that track a specified Underlying Index ("Future Funds," and together with the Initial Funds, the "Funds").[2] Any Future Fund will be (a) advised by the Adviser, and (b) seek investment returns that correspond to the price and yield performance, before fees and expenses, of a specified securities index. Funds may be based on Underlying Indexes comprised of domestic equity securities ("Domestic Funds"), foreign equity securities ("Foreign Funds"), fixed income securities ("Fixed Income Funds"), or some combination thereof. Underlying Indexes that include both long and short positions in securities are referred to as "Long/Short Indexes." Funds based on Long/Short Indexes are "Long/Short Funds." Underlying Indexes that use a 130/30 investment strategy are referred to as "130/30 Indexes." Funds based on 130/30 Indexes are "130/30 Funds." Underlying Indexes composed of fixed income securities are

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[1]   CME Group Index Services LLC (d/b/a Dow Jones Indexes) will serve as the Index Providers for the Initial Funds. The Underlying Indexes for the Initial Funds are the U.S. Market Neutral Momentum Index, U.S. Market Neutral Value Index, U.S. Market Neutral Beta Index, U.S. Market Neutral Size Index, U.S. Market Neutral Quality Index, U.S. Market Neutral Anti-Momentum Index, and U.S. Market Neutral Anti-Beta Index.

[2]   All entities that currently intend to rely on the order have been named as applicants. Any other existing or future entity that subsequently relies on the order will comply with the terms and conditions of the application. An Acquiring Fund (as defined below) may rely on the order only to invest in Funds and not in any other registered investment company.

referred to as "Fixed Income Indexes." The Initial Funds are Domestic Funds that are Long/Short Funds.

3.   The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"), and will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with one or more investment advisers each of which will serve as a sub-adviser to a Fund (each, a "Subadviser"). Each Subadviser will be registered under the Advisers Act. The Distributor is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") and will act as the principal underwriter and distributor for the Shares.[3]

4.   Each Fund will consist of a portfolio of securities ("Portfolio Securities") and other instruments selected to correspond to the performance of a specified Underlying Index.[4] No entity that creates, compiles, sponsors or maintains an Underlying Index ("Index Provider") is or will be an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust, a Fund, the Adviser, any Subadviser, or promoter of a Fund, or of the Distributor.

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[3]   Applicants request that the order also apply to future distributors that comply with the terms and conditions of the application.

[4]   Applicants represent that each Fund will invest at least 80% of its total assets in the component securities that comprise its Underlying Index ("Component Securities") or, as applicable, depositary receipts or TBA Transactions (as defined below) representing Component Securities. In the case of the Long/Short Funds, cash proceeds received from short sales are not included in total assets for purposes of this calculation. Each Fund also may invest up to 20% of its total assets (the "Asset Basket") in (1) securities other than Component Securities, (2) financial instruments (including (i) futures contracts, (ii) options on securities, indexes and futures contracts, (iii) equity caps, collars and floors, (iv) swap agreements, and (v) forward contracts), and (3) money market instruments. Funds may hold in their Asset Basket the instruments described in (1) through (3) to the extent that the Adviser believes such investments should help the Fund's overall portfolio track the Underlying Index.

A TBA Transaction is a method of trading mortgage-backed securities. In a TBA transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

5.   The value of each Underlying Index, other than a Fixed Income Index, will be updated intra-day on a real time basis as its individual Component Securities change in price. These intra-day values of each Underlying Index will be disseminated every 15 seconds throughout the trading day by the national securities exchange, as defined in section 2(a)(26) of the Act ("Exchange"), on which the Shares are primarily listed ("Primary Listing Exchange") or a third party organization authorized by the relevant Index Provider. The value of the Fixed Income Indexes will be calculated and published once each "Business Day," which is defined as any day that a Fund is required to be open under section 22(e) of the Act. A Fund will utilize either a replication or representative sampling strategy to track its Underlying Index. A Fund using a replication strategy will invest in substantially all of the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund using a representative sampling strategy will attempt to match the risk and return characteristics of a Fund's portfolio to the risk and return characteristics of its Underlying Index. Applicants state that use of the representative sampling strategy may prevent a Fund from tracking the performance of its Underlying Index with the same degree of accuracy as would a Fund that invests in every Component Security of the Underlying Index. Applicants expect that each Fund will have a tracking error relative to the performance of its Underlying Index of less than 5 percent.

6.   Each Fund will issue, on a continuous basis, Creation Units, which will typically consist of 25,000 to 100,000 Shares and have an initial price of at least $1,000,000. Shares of the Fund generally will be sold in Creation Units in exchange for an in-kind deposit by the purchaser of specified securities designated by the Adviser or Subadviser (the "Deposit Securities"), together with the deposit of a specified cash payment ("Balancing Amount," and

collectively with the Deposit Securities, "Deposit Basket"). The Balancing Amount is an

amount equal to the difference between (a) the net asset value ("NAV") (per Creation Unit) of a

Fund and (b) the total aggregate market value (per Creation Unit) of the Deposit Securities or

Redemption Securities (as defined below).[5] Authorized Participants purchasing Creation Units

must either: (1) initiate instructions pertaining to Deposit Baskets through the CNS System as

such processes have been enhanced to effect purchases and redemptions of Creation Units (such

process referred to as the "Shares Clearing Process") or (2) deliver Deposit Baskets to the Trust

outside the Shares Clearing Process, through the facilities of DTC ("DTC Process"). Each Fund

reserves the right to permit the substitution of a cash-in-lieu amount to be added to the Balancing

Amount, if any, to replace any Deposit Security that (1) may be unavailable or not available in

sufficient quantity for delivery to the applicable Fund upon the purchase of Creation Units, (2)

may not be eligible for transfer through the Shares Clearing Process or DTC Process, or (3) may

not be eligible for trading by an Authorized Participant or the investor on whose behalf the

Authorized Participant is acting. In addition, applicants expect that a cash-in-lieu amount would

replace any TBA Transaction that is listed as a Deposit Security or Redemption Security.

   7. All orders to purchase Creation Units must be placed with the Distributor by or

through a party that has entered into an agreement with the Distributor ("Authorized

Participant"). The Distributor will be responsible for transmitting the orders to the Funds. The

Distributor also will be responsible for delivering the Fund's prospectus to those persons

acquiring Creation Units and for maintaining records of both the orders placed with it and the

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[5] Each Fund will sell and redeem Creation Units only on a Business Day. Each Business Day, prior to the opening of trading on the NYSE, the Custodian, transfer agent or index receipt agent, as applicable, will make available through the NSCC the list of securities and the required number of shares of each Deposit Security to be included in the Deposit Basket and the Balancing Amount for each Fund.

confirmations of acceptance furnished by it.[6] In addition, the Distributor will maintain a record

of the instructions given to the applicable Fund to implement the delivery of its Shares. An

Authorized Participant must be either (1) a "Participating Party," (i.e., a broker-dealer or other

participant in the Continuous Net Settlement System of the National Securities Clearing

Corporation ("NSCC"), a clearing house registered with the Commission, or (2) a participant in

the Depository Trust Company ("DTC", and such participant, "DTC Participant"), which, in

either case, has signed a "Participant Agreement" with the Distributor.

8.   Purchasers of Shares in Creation Units may hold such Shares or may sell such

Shares into the secondary market. Shares will be listed and traded on an Exchange. It is

expected that one or more member firms of an Exchange will be designated to act as a specialist

or market maker and maintain a market for Shares trading on the Exchange. Prices of Shares

trading on an Exchange will be based on the current bid/ask market. Shares sold in the

secondary market will be subject to customary brokerage commissions and charges.

9.   Applicants expect that purchasers of Creation Units will include institutional

investors, arbitrageurs, traders and other market participants. Exchange specialists or market

makers also may purchase Creation Units for use in market-making activities. Applicants expect

that secondary market purchasers of Shares will include both institutional investors and retail

investors.[7] Applicants expect that the price at which Shares trade will be disciplined by arbitrage

opportunities created by the option to continually purchase or redeem Creation Units at their

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[6]   Applicants state that in accepting Deposit Securities and satisfying redemptions with Redemption
         Securities, the relevant Funds will comply with the federal securities laws, including that the Deposit
         Securities and Redemption Securities are sold in transactions that would be exempt from registration under
         the Securities Act of 1933 ("Securities Act"). In accepting Deposit Securities and satisfying redemptions
         with Redemption Securities that are restricted securities eligible for resale pursuant to rule 144A under the
         Securities Act, the relevant Funds will comply with the conditions of rule 144A.

[7]   Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all
         outstanding Shares. DTC or DTC Participants will maintain records reflecting beneficial owners of Shares.

NAV, which should ensure that Shares will not trade at a material discount or premium in relation to their NAV.

10.   Shares will not be individually redeemable. To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption orders must be placed by or through an Authorized Participant. An investor redeeming a Creation Unit will receive (a) a basket of Portfolio Securities designated by the Adviser or Subadviser to be delivered for redemptions ("Redemption Securities") and (b) a Balancing Amount on the date that the request for redemption is submitted. An investor may receive the cash equivalent of a Redemption Security in certain circumstances, as described above with respect to Deposit Securities.

11.   An investor acquiring or redeeming a Creation Unit from a Fund will be charged a fee ("Transaction Fee") to prevent the dilution of the interests of the remaining shareholders resulting from costs in connection with the purchase or redemption of Creation Units.[8] In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

12.   Because they cannot be transferred in kind, short positions and financial instruments will not be included in the Deposit Securities and Redemption Securities for a Fund. For the Long/Short Funds and 130/30 Funds, the Adviser will provide full portfolio holdings disclosure on a daily basis on the Funds' publicly available website (the "Website") and has developed an "IIV File," which it will use to disclose the Funds' full portfolio holdings, including financial instruments and short positions. Before the opening of business on each Business Day, the Trust, Adviser or index receipt agent, will make the IIV File available by email to Authorized Participants upon request. Applicants state that given either the IIV File or

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[8]   Where a Fund permits a purchaser to substitute cash in lieu of depositing a portion of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing such Deposit Securities.

the Website disclosure,[9] anyone will be able to know in real time the intraday value of the Long/Short Funds and 130/30 Funds.[10] With respect to the Long/Short Funds and 130/30 Funds, the investment characteristics of any financial instruments and short positions used to achieve short and long exposures will be described in sufficient detail for market participants to understand the principal investment strategies of the Funds and to permit informed trading of their Shares.

13.   With respect to Funds that contain only long positions, Deposit Securities and Redemption Securities either (a) will correspond pro rata to the Portfolio Securities of a Fund, or (b) will not correspond pro rata to the Portfolio Securities, provided that the Deposit Securities and Redemption Securities (1) consist of the same representative sample of Portfolio Securities designed to generate performance that is highly correlated to the performance of the Portfolio Securities, (2) consist only of securities that are already included among the existing Portfolio Securities, and (3) are the same for all Authorized Participants on a given Business Day.   In either case, a basket of Deposit Securities or Redemption Securities and a true pro rata slice of the Portfolio Securities may differ solely to the extent necessary (a) because it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, (b) because, in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradable round lots, or (c) for temporary periods, to effect changes in the Portfolio Securities as a result of the rebalancing of an Underlying Index.   A tradable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.

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[9]   The information on the Website will be the same as that disclosed to Authorized Participants in the IIV File, except that (1) the information provided on the Website will be formatted to be reader-friendly and (2) the portfolio holdings data on the Website will be calculated and displayed on a per Fund basis, while the information in the IIV File will be calculated and displayed on a per Creation Unit basis.

[10]   The Primary Listing Exchange or another independent third party will disseminate, every 15 seconds during its regular trading hours, through the facilities of the Consolidated Tape Association, the Indicative Intra-Day Value ("IIV") for each Fund, on a per Share basis.

14.   With respect to the Long/Short Funds and 130/30 Funds, Deposit Securities and Redemption Securities that represent Component Securities from the long portion of the relevant Underlying Index either (a) will correspond pro rata to the long Portfolio Securities of the relevant Long/Short Fund or 130/30 Fund, or (b) will not correspond pro rata to the long Portfolio Securities, provided that the Deposit Securities and Redemption Securities (1) consist of the same representative sample of the long Portfolio Securities designed to generate performance that is highly correlated to the performance of the long Portfolio Securities, (2) consist only of securities that are already included among the existing long Portfolio Securities, and (3) are the same for all Authorized Participants on a given Business Day.   In either case, a basket of Deposit Securities or Redemption Securities and a true pro rata slice of the long Portfolio Securities may differ solely to the extent necessary (a) because it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, (b) because, in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradable round lots, or (c) for temporary periods, to effect changes in the long Portfolio Securities as a result of the rebalancing of an Underlying Index.   A tradable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.

15.   Neither the Trust nor any Fund will be advertised, marketed or otherwise held out as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an "ETF," an "investment company," a "fund," or a "trust." All marketing materials that describe the features or method of obtaining, buying or selling Creation Units or refer to redeemability, will prominently disclose that (1) Shares are not individually redeemable and that the owners of Shares may purchase or redeem Shares from the Fund in Creation Units only, and (2) the purchase and sale price of individual Shares trading on an Exchange may be below, at, or

above the most recently calculated NAV for such Shares. The same approach will be followed

in the shareholder reports and other investor educational materials issued or circulated in

connection with the Shares. The Funds will provide copies of their annual and semi-annual

shareholder reports to DTC Participants for distribution to shareholders.

16.   The Website will include the prospectus, statement of additional information

("SAI"), and quantitative information for all Funds, updated on a daily basis, including the

market closing price or mid-point of the bid/ask spread at the time of calculation of the relevant

Fund's NAV (the "Bid/Ask Price"), and a calculation of the premium or discount of the market

closing price or Bid/Ask Price against such NAV.

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act for an exemption from

sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under

sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the

Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and

12(d)(1)(B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person,

security or transaction, or any class of persons, securities or transactions, from any provision of

the Act, if and to the extent that such exemption is necessary or appropriate in the public interest

and consistent with the protection of investors and the purposes fairly intended by the policy and

provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed

transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction,

including the consideration to be paid or received, are reasonable and fair and do not involve

overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section

12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or

transaction, or any class or classes of persons, securities or transactions, from any provisions of

section 12(d)(1) if the exemption is consistent with the public interest and the protection of

investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management

investment company that is offering for sale or has outstanding any redeemable security of which

it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other

than short-term paper, under the terms of which the owner, upon its presentation to the issuer, is

entitled to receive approximately his proportionate share of the issuer's current net assets, or the

cash equivalent. Because Shares will not be individually redeemable, applicants request an order

that would permit the Funds to register as open-end management investment companies and

issue Shares that are redeemable in Creation Units only. Applicants state that investors may

purchase Shares in Creation Units and redeem Creation Units from each Fund. Applicants

further state that because the market price of Shares will be disciplined by arbitrage

opportunities, investors should be able to buy and sell Shares in the secondary market at prices

that do not vary substantially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a

redeemable security, which is currently being offered to the public by or through a principal

underwriter, except at a current public offering price described in the prospectus. Rule 22c-1

under the Act generally requires that a dealer selling, redeeming or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in a Fund's prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers, and (c) ensure an orderly distribution of investment company shares by eliminating price competition from dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve a Fund as a party and will not result in dilution of an investment in Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because competitive forces will ensure that the difference between the market price of Shares and their NAV remains narrow.

7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants observe that the settlement of redemptions of Creation Units of the Foreign Funds is contingent not only on the settlement cycle of the U.S. securities markets, but also on the delivery cycles present in local markets for the underlying foreign securities held by the Foreign Funds. Applicants believe that under certain circumstances, the delivery cycles for transferring Portfolio Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to 14 calendar days. Applicants therefore request relief from section 22(e) in order to provide for payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Securities of each Foreign Fund customarily clear and settle, but in all cases no later than 14 calendar days following the tender of a Creation Unit.[11] With respect to Future Funds that are Foreign Funds, applicants seek the same relief from section 22(e) only to the extent that circumstances exist similar to those described in the application.

8.   Applicants submit that section 22(e) was designed to prevent unreasonable, undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants state that allowing redemption payments for Creation Units of a Foreign Fund to be made within 14 calendar days would not be inconsistent with the spirit and intent of section 22(e). Applicants state that the SAI will disclose those local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in

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[11]   Applicants acknowledge that relief obtained from the requirements of section 22(e) will not affect any obligations applicants may have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

seven calendar days, and the maximum number of days, up to 14 calendar days, needed to deliver the proceeds for each affected Foreign Fund. Applicants are not seeking relief from section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

Section 12(d)(1)

9.   Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company's shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10.   Applicants request an exemption to permit management investment companies ("Acquiring Management Companies") and unit investment trusts ("Acquiring Trusts") registered under the Act that are not sponsored or advised by the Adviser and are not part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Funds (collectively, "Acquiring Funds") to acquire Shares beyond the limits of section 12(d)(1)(A). In addition, applicants seek relief to permit the Funds, the Distributor, and any broker-dealer that is registered under the Exchange Act to sell Shares to Acquiring Funds in excess of the limits of section 12(d)(1)(B).

11.   Each Acquiring Management Company will be advised by an investment adviser

within the meaning of section 2(a)(20)(A) of the Act (the "Acquiring Fund Adviser") and may be

sub-advised by one or more investment advisers within the meaning of section 2(a)(20)(B) of the

Act (each a "Acquiring Fund SubAdviser"). Any Acquiring Fund Adviser or Acquiring Fund

SubAdviser will be registered under the Advisers Act. Each Acquiring Trust will be sponsored

by a sponsor ("Sponsor").

12.   Applicants submit that the proposed conditions to the requested relief adequately

address the concerns underlying the limits in section 12(d)(1)(A) and (B), which include

concerns about undue influence by a fund of funds over underlying funds, excessive layering of

fees and overly complex fund structures. Applicants believe that the requested exemption is

consistent with the public interest and the protection of investors.

13.   Applicants believe that neither the Acquiring Funds nor any Acquiring Fund

Affiliate would be able to exert undue influence over the Funds or any Fund Affiliates.[12] To

limit the control that an Acquiring Fund may have over a Fund, applicants propose a condition

prohibiting an Acquiring Fund Adviser or a Sponsor, any person controlling, controlled by, or

under common control with the Acquiring Fund Adviser or Sponsor, and any investment

company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the

Act that is advised or sponsored by the Acquiring Fund Adviser or Sponsor, or any person

controlling, controlled by, or under common control with the Acquiring Fund Adviser or

Sponsor ("Acquiring Fund's Advisory Group") from controlling (individually or in the

aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would

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[12]   An "Acquiring Fund Affiliate" is the Acquiring Fund Adviser, Acquiring Fund SubAdviser, any Sponsor,
promoter, or principal underwriter of an Acquiring Fund, and any person controlling, controlled by, or
under common control with any of those entities. A "Fund Affiliate" is the investment adviser, promoter,
or principal underwriter of a Fund and any person controlling, controlled by or under common control with
any of those entities.

apply to any Acquiring Fund SubAdviser, any person controlling, controlled by or under common control with the Acquiring Fund SubAdviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund SubAdviser or any person controlling, controlled by or under common control with the Acquiring Fund SubAdviser ("Sub-adviser Group"). Applicants propose other conditions to limit the potential for undue influence over the Funds, including that no Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund SubAdviser, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund SubAdviser, Sponsor, or employee is an affiliated person (except that any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

14.   Applicants assert that the proposed conditions address any concerns regarding excessive layering of fees. The board of directors or trustees of any Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged to the Acquiring Management Company are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Acquiring Management Company may invest. In addition,

except as provided in condition 9, an Acquiring Fund Adviser or a trustee or Sponsor of an Acquiring Trust will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received by the Acquiring Fund Adviser, trustee or Sponsor or an affiliated person of the Acquiring Fund Adviser, trustee or Sponsor, from the Fund in connection with the investment by the Acquiring Fund in the Fund. Applicants state that any sales loads or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.[13]

15.   Applicants submit condition 16 addresses concerns over meaninglessly complex arrangements. Under condition 16, no Fund may acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. To ensure that Acquiring Funds comply with the terms and conditions of the requested relief from section 12(d)(1), any Acquiring Fund that intends to invest in a Fund in reliance on the requested order will be required to enter into an agreement ("Participation Agreement") between the Fund and the Acquiring Fund. The Participation Agreement will require the Acquiring Fund to adhere to the terms and conditions of the requested order and participate in the proposed transactions in a manner that addresses concerns regarding the requested relief from section 12(d)(1). The Participation Agreement also will include an acknowledgement from the Acquiring Fund that it may rely on the requested order only to invest in Funds and not in any other investment company.

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[13]   Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

16.   Applicants also note that a Fund may choose to reject a direct purchase of Shares by an Acquiring Fund. To the extent that an Acquiring Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into the Participation Agreement prior to any investment by an Acquiring Fund in excess of the limits of section 12(d)(1)(A).

Sections 17(a)(1) and (2) of the Act

17.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("second-tier affiliate"), from selling any security or other property to or acquiring any security or other property from the company. Section 2(a)(3) of the Act defines "affiliated person" to include (a) any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the other person, (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with the power to vote by the other person, and (c) any person directly or indirectly controlling, controlled by or under common control with the other person. Section 2(a)(9) of the Act provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities.

18.   Applicants request an exemption from section 17(a) of the Act pursuant to sections 17(b) and 6(c) of the Act to permit persons to effectuate in-kind purchases and redemptions with a Fund when they are affiliated persons or second-tier affiliates of the Fund solely by virtue of one or more of the following: (1) holding 5% or more, or more than 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the shares of one or more other registered investment companies (or series thereof) advised by the Adviser.

19.   Applicants assert that no useful purpose would be served by prohibiting these types of affiliated persons from acquiring or redeeming Creation Units through in-kind transactions. The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Units will be the same for all purchases and redemptions, regardless of size or number. Deposit Securities and Redemption Securities will be valued in the same manner as Portfolio Securities are valued for purposes of calculating NAV. Applicants submit that, by using the same standards for valuing Portfolio Securities as are used for calculating the value of Deposit Securities and Redemption Securities, the Fund will ensure that its NAV will not be adversely affected by such transactions. Applicants also believe that in-kind purchases and redemptions will not result in self-dealing or overreaching of the Fund.

20.   Applicants also seek relief from section 17(a) to permit a Fund that is an affiliated person or second-tier affiliate of an Acquiring Fund to sell its Shares to and redeem its Shares from an Acquiring Fund, and to engage in the accompanying in-kind transactions with the Acquiring Fund.[14] Applicants state that the terms of the proposed transactions will be fair and reasonable and will not involve overreaching. Applicants note that any consideration paid by an Acquiring Fund for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund.[15] Applicants believe that any proposed transactions directly between the Funds and Acquiring Funds will be consistent with the policies of each Acquiring Fund. The

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[14]   To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Acquiring Fund and a Fund, relief from section 17(a) would not be necessary. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person or second-tier affiliate of an Acquiring Fund because the Adviser provides investment advisory services to the Acquiring Fund.

[15]   Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Acquiring Fund may be prohibited by section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgment.

purchase of Creation Units by an Acquiring Fund directly from a Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund's registration statement. The Participation Agreement will require any Acquiring Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund's registration statement.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

ETF Relief

1.   As long as the Funds operate in reliance on the requested order, the Shares will be listed on an Exchange.

2.   Neither the Trust nor any Fund will be advertised or marketed as an open-end fund or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

3.   The Website, which will be publicly accessible at no charge, will contain on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

Section 12(d)(1) Relief

5.   The members of an Acquiring Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of the Sub-adviser Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, an Acquiring Fund's Advisory Group or Sub-adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its shares of the Fund in the same proportion as the vote of all other holders of the Fund's shares. This condition does not apply to the Sub-adviser Group with respect to a Fund for which the Acquiring Fund Sub-adviser or a person controlling, controlled by, or under common control with the Acquiring Fund Sub-adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

6.   No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or Acquiring Fund Affiliate and the Fund or a Fund Affiliate.

7.   The board of directors or trustees of an Acquiring Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and any Acquiring Fund Sub-adviser are conducting the investment program of the Acquiring Management Company without taking into

account any consideration received by the Acquiring Management Company or an Acquiring

Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

8.   Once an investment by an Acquiring Fund in the Shares of a Fund exceeds the

limit in section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the disinterested

Board members, will determine that any consideration paid by a Fund to the Acquiring Fund or

an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and

reasonable in relation to the nature and quality of the services and benefits received by the Fund;

(ii) is within the range of consideration that the Fund would be required to pay to another

unaffiliated entity in connection with the same services or transactions; and (iii) does not involve

overreaching on the part of any person concerned. This condition does not apply with respect to

any services or transactions between a Fund and its investment adviser(s), or any person

controlling, controlled by, or under common control with such investment adviser(s).

9.   An Acquiring Fund Adviser or a trustee or Sponsor of an Acquiring Trust will

waive fees otherwise payable to it by the Acquiring Management Company or Acquiring Trust in

an amount at least equal to any compensation (including fees received pursuant to any plan

adopted by a Fund under rule 12b-l under the Act) received from a Fund by the Acquiring Fund

Adviser or trustee or Sponsor to the Acquiring Trust or an affiliated person of the Acquiring

Fund Adviser, trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund

Adviser or trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, trustee or

Sponsor by the Fund, in connection with the investment by the Acquiring Management Company

or Acquiring Trust in the Fund. Any Acquiring Fund Sub-adviser will waive fees otherwise

payable to the Acquiring Fund Sub-adviser, directly or indirectly, by the Acquiring Management

Company in an amount at least equal to any compensation received from a Fund by the

Acquiring Fund Sub-adviser, or an affiliated person of the Acquiring Fund Sub-adviser, other than any advisory fees paid to the Acquiring Fund Sub-adviser or its affiliated person by the Fund, in connection with the investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Sub-Adviser. In the event that the Acquiring Fund Sub-adviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

10.   No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

11.   The Board, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting once an investment by the Acquiring Fund in the Shares of the Fund exceeds the limit of section 12(d)(l)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate,

the institution of procedures designed to assure that purchases of securities in Affiliated

Underwritings are in the best interests of shareholders.

12.   Each Fund will maintain and preserve permanently in an easily accessible place a

written copy of the procedures described in the preceding condition, and any modifications to

such procedures, and will maintain and preserve for a period of not less than six years from the

end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two

years in an easily accessible place, a written record of each purchase of securities in Affiliated

Underwritings, once an investment by an Acquiring Fund in the Shares of the Fund exceeds the

limits of section 12(d)(l)(A)(i) of the Act, setting forth from whom the securities were acquired,

the identity of the underwriting syndicate's members, the terms of the purchase, and the

information or materials upon which the Board's determinations were made.

13.   Before investing in a Fund in excess of the limits in section 12(d)(1)(A), the

Acquiring Fund and the Fund will execute a Participation Agreement stating, without limitation,

that their boards of directors or trustees and their investment advisers, or the trustee and Sponsor

of an Acquiring Trust, as applicable, understand the terms and conditions of the order, and agree

to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund

in excess of the limit in section 12(d)(l)(A)(i), an Acquiring Fund will notify the Fund of the

investment. At such time, the Acquiring Fund will also transmit to the Fund a list of names of

each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the

Fund of any changes to the list of names as soon as reasonably practicable after a change occurs.

The Fund and the Acquiring Fund will maintain and preserve a copy of the order, the

Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

14.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

15.   Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

16.   No Fund will acquire securities of any investment company or company relying on sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission that allows the Fund to purchase shares of a money market fund for short-term cash management purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

Cathy H. Ahn
Deputy Secretary